FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

James (Last)   **Thomas** (First)   **A** (Middle)

Raymond James Financial (RJF)

_X_ Director   ___X___ 10% Owner
_X_ Officer (give title below)   _____ Other (specify below)

880 Carillon Parkway (Street)

| 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Year **Sept. 2002** |

Chairman, CEO

St. Petersburg (City)   **FL** (State)   **33716** (ZIP)

| 5. If Amendment Date of Original (Month/Year) |
| 7. Individual or Joint/Group Filing (Check Applicable Line) |

_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						6,081,131	D	Thomas A. James TTEE 12/20/76 Thomas A. James
RJF Common Stock						466,659	I	Employee Stock Ownership Plan & Trust
RJF Common Stock						21,372	I	Mary S. James (wife)
RJF Common Stock						323,508	I	Robert A. James & Helen W. James Annuity Trust
RJF Common Stock						152,909	I	James Grandchildren Trust
RJF Common Stock						3,362,680	I	Robert A. James Trust
RJF Common Stock						19,613	I	Thomas A. James TTEE 12/20/76 Thomas A. James

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)
SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ THOMAS A. JAMES   October 4, 2002
**Signature of Reporting Person   Date

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